Arena Fortify Acquisition Corp.
405 Lexington Avenue, 59th Floor
New York, New York 10174

April 28, 2021

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Energy & Transportation
100 F Street, N.E.
Washington, D.C. 20549

Re:	Response to Comment on the Registration Statement on Form S-1 Filed by Arena Fortify Acquisition Corp. on March 19, 2021 (File No. 333-254532)

Ladies and Gentlemen:

This letter sets forth the response of Arena Fortify Acquisition Corp. (the “Company”) to the comment of the staff of the Division of Corporate Finance (the “Staff”) of the Securities and Exchange Commission set forth in the Staff’s letter dated April 15, 2021, with respect to the above referenced Registration Statement on Form S-1 (the “Registration Statement”). Concurrently with the submission of this letter, the Company is filing a revised Registration Statement on Form S-1 (the “Revised Registration Statement”).

Set forth below is the Company’s response to the Staff’s comment. For the Staff’s convenience, we have incorporated its comment into this response letter in italics.

Registration Statement on Form S-1 Filed March 19, 2021

Principal Stockholders, page 126

1.Staff’s comment:

Please disclose the natural person or persons who directly or indirectly exercise sole or shared voting or investment control over the shares held by Cowen Investments II LLC and Intrepid Financial Partners, L.L.C. Refer to Item 403 of Regulation S-K and Exchange Act Rule 13d-3.

Response:

In response to the Staff’s comment, we have revised the disclosures on pages 126 and 127 of the Revised Registration Statement.

*****

We respectfully request the Staff’s assistance in completing the review of the Registration Statement, as amended, as soon as possible. Please contact Julian Seiguer, P.C., of Kirkland & Ellis LLP, special counsel to the Company, at (713) 836-3334 with any questions or further comments regarding the response to the Staff’s comment.

Sincerely,

ARENA FORTIFY ACQUISITION CORP.

By: /s/ Daniel Zwirn
Name: Daniel Zwirn
Title: Chief Executive Officer

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